John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

September 20, 2018

Courtney Lindsay

Staff Attorney

Division of Corporation Finance

Office of Telecommunications

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Saddle Ranch Media, Inc.
Offering Statement on Form 1-A Filed July 9, 2018
File No. 024-10866

Dear Attorney Lindsey:

On behalf of Saddle Ranch Media, Inc.. (the “Company”), we respond as follows to the Staff’s comment letter, dated August 13, 2018, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Form 1-A/A

Part

Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings, page v

1.	We note your response to our prior comment 1 and reissue the comment. Please revise Item 4 of Item of I of your offering statement to indicate that you are conducting this offering on a best efforts basis.

Item 4 of Part I has been revised to indicate that this is a best efforts basis.

Procedure for Subscribing, page 23

2.	We note your response to our prior comment 3 and the new link you provided. We also note that there does not appear to be a place to subscribe for shares on the site. Please clarify when a link will be available for share subscriptions.

The following is previous language regarding subscriptions:

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Procedures for Subscribing

When you decide to subscribe for Offered Shares in this Offering, you should:

Go to www.skyfidelityinc.com, click on the “Invest Now” button and follow the procedures as described.

1. Electronically receive, review, execute and deliver to us a subscription agreement; and

2. Deliver funds directly by wire or electronic funds transfer via ACH to the specified account maintained by us.

This has been changed to:

How to Subscribe

When you decide to subscribe for Offered Shares in this Offering after it is qualified, you should contact the Company to obtain a subscription agreement.

Other

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge being aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you would like any further information or have any questions, please do not hesitate to contact me on my private line – 727 656 5504 or at the fax number given above.

Sincerely,

John E. Lux

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